UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Conclusion of Independent Audit Committee Investigation
Into Alleged Inventory Discrepancies and Date for Reporting Third Quarter 2007
Financial Results
Xinyu City, China and Sunnyvale, CA, December 17, 2007 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that its Audit Committee has completed its independent investigation into the recent allegations made by LDK’s former employee, Mr. Charley Situ, that the Company incorrectly reported its inventories of silicon feedstock, as evidenced by an alleged inventory discrepancy as of August 31st, 2007. The investigation found no material errors in the Company’s stated silicon inventory quantities as of August 31st, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations in which the Company stored its silicon feedstock. The investigation further concluded that the Company is using each of its various types of silicon feedstock in the production of its multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock is not required.
The Audit Committee’s two outside directors, Louis T. Hsieh and Bing Xiang, oversaw the investigation, which was primarily conducted by the Audit Committee’s independent counsel, Simpson Thacher & Bartlett LLP and a Big Four independent accounting and consulting firm that was separate from the Company’s external auditors, as well as independent experts in the evaluation of silicon feedstock and the production of multicrystalline solar wafers. In reaching its conclusion, the Audit Committee relied on various forensic procedures performed by its independent accountants, testing of the Company’s feedstock by independent experts, review of company and third party documentation and interviews of certain present and former Company personnel and third parties. Commenting on the results of the investigation, Mr. Hsieh stated: “The Audit Committee and its highly qualified professionals have conducted an extremely detailed and thorough investigation into these matters. We are confident that we have reached a well-reasoned, objective and correct result.”
LDK further announced today that it expects to release its financial results for its third fiscal quarter 2007 following the NYSE market close on Wednesday, December 19, 2007. The Company will host a earnings conference call and live webcast at 6:00 p.m. Eastern Time (ET) the same day. To listen to the live conference call, please dial 800-366-7449 (within U.S.) or 303-262-2193 (outside U.S.) at 5:50 p.m. ET on December 19, 2007. An audio replay of the call will be available to investors through December 24, 2007, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11104747#.
A live webcast of the call will be available on the Company’s investor relations website at http://investor.ldksolar.com.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although LDK believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risk and uncertainties that could cause actual results to differ materially from those projected.
For more information contact:
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: December 17, 2007

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